SCHEDULE 13D
(Rule 13d-101)
Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
CLST HOLDINGS, INC.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
150925204
(CUSIP Number)
S. Nicholas Walker
Deltec House
Lyford Cay
P.O. Box N1717
Nassau NP, Bahamas
(242) 677-4514
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
February 25, 2008
(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	150925204	13D	Page	2	of	18	Pages

1	NAMES OF REPORTING PERSONS S. Nicholas Walker

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

	7	SOLE VOTING POWER

NUMBER OF		1,383,170 (See Item 5).

SHARES	8	SHARED VOTING POWER
BENEFICIALLY BY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,383,170 (See Item 5).

WITH:	10	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,383,170 (See Item 5).

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.7%(1) (See Item 5\)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Based on 20,553,205 shares of common stock of the Issuer currently outstanding.

CUSIP No.	150925204	13D	Page	3	of	18	Pages

1	NAMES OF REPORTING PERSONS The Lion Fund Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		793,270 (See Item 5).

SHARES	8	SHARED VOTING POWER
BENEFICIALLY BY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		793,270 (See Item 5).

WITH:	10	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

793,270 (See Item 5).

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.9%(1) (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Based on 20,553,205 shares of common stock of the Issuer currently outstanding.

CUSIP No.	150925204	13D	Page	4	of	18	Pages

1	NAMES OF REPORTING PERSONS York Lion Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		128,000 (See Item 5).

SHARES	8	SHARED VOTING POWER
BENEFICIALLY BY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		128,000 (See Item 5).

WITH:	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

128,000 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.62%(1)(See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Based on 20,553,205 shares of common stock of the Issuer currently outstanding.

CUSIP No.	150925204	13D	Page	5	of	18	Pages

1	NAMES OF REPORTING PERSONS York Asset Management Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bahamas

	7	SOLE VOTING POWER

NUMBER OF		843,270 (See Item 5).

SHARES	8	SHARED VOTING POWER
BENEFICIALLY BY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		843,270 (See Item 5).

WITH:	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

843,270 (See Item 5).

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.1%(1) (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

00
(1) Based on 20,553,205 shares of common stock of the Issuer currently outstanding.

CUSIP No.	150925204	13D	Page	6	of	18	Pages

1	NAMES OF REPORTING PERSONS York GP, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		539,900 (See Item 5).

SHARES	8	SHARED VOTING POWER
BENEFICIALLY BY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		539,900 (See Item 5).

WITH:	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

539,900 (See Item 5).

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.6%(1)(See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Based on 20,553,205 shares of common stock of the Issuer currently outstanding.

CUSIP No.	150925204	13D	Page	7	of	18	Pages

1	NAMES OF REPORTING PERSONS Lion Long Term Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		411,900 (See Item 5).

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
BY OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		411,900 (See Item 5).

WITH:	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

411,900 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.0%(1)(See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Based on 20,553,205 shares of common stock of the Issuer currently outstanding.

CUSIP No. 150925204	13D	Page 8 of 18 Pages
     This Amendment No. 2 to Schedule 13D (this “Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on July 18, 2007, as amended by Amendment No. 1 to Schedule 13D, filed with the SEC on February 5, 2008, by S. Nicholas Walker, The Lion Fund Limited, a Cayman Islands exempted company (“LFL”), York Lion Fund, L.P., a Cayman Islands limited partnership (“Lion L.P.”), York Liquidity, L.P., a British Virgin Islands international limited partnership (“York Liquidity”), York Asset Management Limited, a company organized in the Commonwealth of the Bahamas (“YAML”), York GP, Ltd., a Cayman Islands exempted company (“York GP”), and Lion Long Term Partners, L.P., a British Virgin Islands international limited partnership (“Lion Long Term”), with regard to the common stock of CLST Holdings, Inc. (the “Issuer”). The Schedule 13D, as amended to date, is referred to herein as the “Schedule 13D.” S. Nicholas Walker, LFL, Lion L.P., YAML, York GP, and Lion Long Term are referred to collectively herein as the “Reporting Persons.” York Liquidity was a Reporting Person in the Schedule 13D, but, as reported in Amendment No. 1 to the Schedule 13D, has disposed of all its shares in the Issuer, and is therefore hereby removed as Reporting Person from the Schedule 13D.
     This Amendment is being filed to update certain information in Items 3, 4 and 5 of the Schedule 13D. This Amendment amends the Schedule 13D as specifically set forth herein; reference is made to the Schedule 13D for information on the matters not specifically addressed in this Amendment. Except as amended and supplemented hereby, the Schedule 13D remains in full force and effect.
Item 3. Source and Amount of Funds or Other Consideration.
     The aggregate purchase price for the additional 25,000 shares of common stock of the Issuer acquired by Lion Long Term since Amendment No. 1 to the Schedule 13D was filed was $9,562.50, inclusive of brokerage commissions. Lion Long Term acquired the shares with working capital.
Item 4. Purpose of Transaction.
     Item 4 is hereby amended to add the following:
     As reported in Amendment No. 1 to the Schedule 13D, Mr. Walker sent a letter to Robert A. Kaiser, the Chief Executive Officer of the Issuer, dated February 1, 2008, expressing his opposition to the Board of Director’s consideration of abandonment of the Issuer’s Plan of Dissolution (the “Plan”). Mr. Walker followed this letter with an additional letter to Mr. Kaiser, dated February 25, 2008, in which Mr. Walker observed that abandonment of the Plan could have adverse tax consequences to the Issuer’s stockholders, in that it could result in liquidating distributions to the stockholders being reclassified as dividends. The foregoing summary of the February 25, 2008 letter from Mr. Walker to Mr. Kaiser is qualified in its entirety by reference to the full text of the letter, which is attached hereto as Exhibit 1.
     In addition to pressing the Board of Directors of the Issuer to implement the Plan, the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to their investment in the Issuer, and each Reporting Person reserves the right, subject to applicable law, to (i) acquire beneficial ownership of additional shares of the

CUSIP No. 150925204	13D	Page 9 of 18 Pages
Issuer in the open market, in privately negotiated transactions or otherwise, (ii) dispose of all or part of its holdings of the Issuer’s shares, (iii) take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of this Amendment, or (iv) change its intentions with respect to any or all of the matters referred to in this Item 4. The Reporting Persons’ decisions and actions with respect to such possibilities will depend on a number of factors, including, but not limited to, the actions of the Issuer, market activity in the Issuer’s shares, an evaluation of the Issuer and its prospects, general market and economic conditions, conditions specifically affecting the Reporting Persons and other factors which the Reporting Persons may deem relevant to their investment decisions.
     Subject to the foregoing, the Reporting Persons are not aware of any plans or proposals which the Reporting Persons or, to the knowledge of the Reporting Persons, any person listed on Schedule A to the Schedule 13D, may have which relate to or would result in:
(i)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(ii)	An extraordinary corporate transaction, such as a merger, reorganization, or liquidation involving the Issuer or any of its subsidiaries;

(iii)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(iv)	Any change in the present Board of Directors or management of the Issuer; including any plans or proposals to change the number or term of directors, or to fill any existing vacancies on the Board;

(v)	Any material change in the present capitalization or dividend policy of the Issuer;

(vi)	Any other material change in the Issuer’s business or corporate structure, including, but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(vii)	Changes in the Issuer’s Articles of Incorporation, Bylaws or other action which may impede the acquisition of control of the Issuer by any person;

(viii)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer system of a registered national securities association;

(ix)	A class of securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(x)	Any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.
Item 5 is hereby amended in its entirety to read as follows:

CUSIP No. 150925204	13D	Page 10 of 18 Pages
     (a) The aggregate percentage of the Issuer’s outstanding shares of common stock reported owned by each Reporting Person is based upon 20,553,205 outstanding shares, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended August 31, 2007.
     LFL beneficially owns 793,270 shares of common stock of the Issuer, constituting 3.9% of the outstanding shares of common stock of the Issuer. By reason of its position as investment manager of LFL, YAML may be deemed to beneficially own 793,270 shares of common stock of the Issuer, constituting 3.9% of the outstanding shares of common stock of the Issuer. Additionally, YAML beneficially owns 50,000 shares of common stock of the Issuer, representing shares in one or more accounts under its management and control, constituting 0.2% of the outstanding shares of common stock of the Issuer. Lion L.P. beneficially owns 128,000 shares of common stock of the Issuer, constituting 0.62% of the outstanding shares of common stock of the Issuer. Lion Long Term beneficially owns 411,900 shares of common stock of the Issuer, constituting 2.0% of the outstanding shares of common stock of the Issuer. York GP may be deemed to beneficially own 539,900 shares of common stock of the Issuer (of which 128,000 may be deemed beneficially owned by reason of its position as general partner of Lion L.P. and 411,900 may be deemed beneficially owned by reason of its position as general partner of Lion Long Term), constituting 2.6% of the outstanding shares of common stock of the Issuer.
     Mr. Walker may be deemed to beneficially own an aggregate of 1,383,170 shares of common stock of the Issuer (of which 843,270 may be deemed beneficially owned by him by reason of his position as the Managing Director of YAML and 539,900 may be deemed beneficially owned by him by reason of his position as the Managing Director of York GP), constituting 6.7% of the outstanding shares of common stock of the Issuer.
     Lion Long Term’s beneficial ownership of 411,900 shares of common stock of the Issuer, and York GP’s deemed beneficial ownership of 539,900 shares of common stock of the Issuer, represents an increase of 25,000 shares in each such Reporting Person’s beneficial ownership or deemed beneficially ownership since Amendment No. 1 to the Schedule 13D was filed, due to the acquisition of 25,000 shares in the open market by Lion Long Term and not previously reported. YAML’s deemed beneficial ownership of 843,270 shares of common stock of the Issuer represents a decrease of 25,000 shares in YAML’s deemed beneficial ownership since Amendment No. 1 to the Schedule 13D was filed, due to the disposition of 25,000 shares in the open market by one or more accounts under YAML’s management and control.
     Mr. Walker’s deemed beneficial ownership of 1,383,170 shares of common stock of the Issuer represents no change in Mr. Walker’s deemed beneficial ownership since Amendment No. 1 to the Schedule 13D was filed. The acquisition of 25,000 shares in the open market by Lion Long Term (which may be deemed to be beneficially owned by Mr. Walker by reason of his position as the Managing Director of York GP), was offset by the disposition of 25,000 shares in the open market by one or more accounts under YAML’s management and control (which may have been deemed to have been beneficially owned by Mr. Walker by reason of his position as the Managing Director of YAML), each as described above.
     YAML disclaims beneficial ownership of any shares of common stock of the Issuer owned by LFL except to the extent of its pecuniary interest in LFL by reason of its position as

CUSIP No. 150925204	13D	Page 11 of 18 Pages
investment manager of LFL. Mr. Walker’s IRA owns a 0.03% interest in LFL and Mr. Walker is a potential beneficiary of two trusts which collectively own 5% of the outstanding capital stock of LFL. Other than for his potential beneficial interest in said IRA and said trusts, Mr. Walker disclaims beneficial ownership of the shares of common stock of the Issuer owned by LFL, except to the extent of his pecuniary interest in LFL by reason of his position as Managing Director of YAML (the investment manager of LFL). Mr. Walker’s IRA owns a 0.75% interest in Lion L.P. and Mr. Walker is a beneficiary of a trust which owns an 84% interest in Lion L.P. Other than for his beneficial interest in said IRA and said trust, Mr. Walker disclaims beneficial ownership of the shares of common stock of the Issuer owned by Lion L.P., except to the extent of his pecuniary interest in Lion L.P. by reason of his position as Managing Director of York GP (the general partner of Lion L.P.). Mr. Walker’s IRA owns a .39% interest in Lion Long Term. Other than for his beneficial interest in said IRA, Mr. Walker disclaims beneficial ownership of the shares of common stock of the Issuer owned by Lion Long Term, except to the extent of his pecuniary interest in Lion Long Term by reason of his position as Managing Director of York GP (the general partner of Lion Long Term). Each of Lion L.P., York GP, Lion Long Term, and LFL disclaims beneficial ownership of any shares of common stock of the Issuer beneficially owned by any other Reporting Person, except to the extent of such Reporting Person’s pecuniary interest therein. Furthermore, each of YAML and Mr. Walker disclaims beneficial ownership of any shares of common stock of the Issuer owned in the account(s) under YAML’s management and control, except to the extent of their pecuniary interest in such account.
     (b) Mr. Walker may be deemed to have sole voting and dispositive power with respect to 1,383,170 shares of common stock of the Issuer. The shares of common stock that may be deemed to be beneficially owned by Mr. Walker include the 793,270 shares of common stock beneficially owned by LFL by reason of his position as Managing Director of YAML, the investment manager of LFL; the 128,000 shares of common stock beneficially owned by Lion L.P. by reason of his position as Managing Director of York GP, the general partner of Lion L.P.; the 411,900 shares of common stock beneficially owned by Lion Long Term by reason of his position as Managing Director of York GP, the general partner of Lion Long Term; and the 50,000 shares of common stock in one or more accounts under YAML’s management and control.
     LFL has sole voting and dispositive power with respect to the 793,270 shares of common stock of the Issuer beneficially owned by LFL. By reason of its position as the investment manager of LFL, YAML may be deemed to have sole voting and dispositive power with respect to the 793,270 shares of common stock of the Issuer beneficially owned by LFL. YAML may be deemed to have sole voting and dispositive power with respect to the 50,000 shares of common stock of the Issuer in one or more accounts under YAML’s management and control. Lion L.P. has sole voting and dispositive power with respect to the 128,000 shares of common stock of the Issuer beneficially owned by Lion L.P. Lion Long Term has sole voting and dispositive power with respect to the 411,900 shares of common stock of the Issuer beneficially owned by Lion Long Term. By reason of its position as the general partner of Lion L.P. and Lion Long Term, York GP may be deemed to have sole voting and dispositive power with respect to 539,900 shares of common stock of the Issuer (of which 128,000 are beneficially owned by Lion L.P. and 411,900 are beneficially owned by Lion Long Term).
     (c) On February 11, 2008, Lion Long Term acquired 25,000 shares of the Issuer’s common stock in the open market at a purchase price of $0.38 per share. On the same date, one

CUSIP No. 150925204	13D	Page 12 of 18 Pages
or more accounts under YAML’s management and control disposed of 25,000 shares of the Issuer’s common stock in the open market at a sale price of $0.38 per share. To the knowledge of the Reporting Persons, no person listed on Schedule A to the Schedule 13D has effected a transaction in the Issuer’s shares of common stock in the last sixty (60) days.
     (d) No person (including persons listed on Schedule A to the Schedule 13D) other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of common stock of the Issuer, except to the extent of such person’s position as director of an entity listed on Schedule A to the Schedule 13D.
     (e) Not applicable.
Item 7. Material to be Filed as Exhibits.
1.	Letter from S. Nicholas Walker to Robert A. Kaiser, Chief Executive Officer of CLST Holdings, Inc., dated February 25, 2008.

2.	Joint Filing Agreement (incorporated by reference to Exhibit 2 of Amendment No. 1 to the Schedule 13D).
[Signature page follows.]

CUSIP No. 150925204	13D	Page 13 of 18 Pages
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, each Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: February 27, 2008

/s/ S. Nicholas Walker

S. NICHOLAS WALKER

THE LION FUND LIMITED

By:	York Asset Management Limited,
Investment Manager

By:	/s/ S. Nicholas Walker
S. Nicholas Walker,
Managing Director

YORK LION FUND, L.P.

By:	York GP, Ltd.,
General Partner

By:	/s/ S. Nicholas Walker
S. Nicholas Walker,
Managing Director

LION LONG TERM PARTNERS, L.P.

By:	York GP, Ltd.,
General Partner

By:	/s/ S. Nicholas Walker
S. Nicholas Walker,
Managing Director

CUSIP No. 150925204	13D	Page 14 of 18 Pages
SIGNATURES
(Continued)

YORK ASSET MANAGEMENT LIMITED
By:	/s/ S. Nicholas Walker
S. Nicholas Walker,
Managing Director

YORK GP, LTD.
By:	/s/ S. Nicholas Walker
S. Nicholas Walker,
Managing Director

CUSIP No. 150925204	13D	Page 15 of 18 Pages
Exhibit Index

1.	Letter from S. Nicholas Walker to Robert A. Kaiser, Chief Executive Officer of CLST Holdings, Inc., dated February 25, 2008.

2.	Joint Filing Agreement (incorporated by reference to Exhibit 2 of Amendment No. 1 to the Schedule 13D).

CUSIP No. 150925204	13D	Page 16 of 18 Pages
EXHIBIT 1
LETTER FROM S. NICHOLAS WALKER TO
ROBERT A. KAISER, DATED FEBRUARY 25, 2008

CUSIP No. 150925204	13D	Page 17 of 18 Pages
YORK ASSET
MANAGEMENT LIMITED
Deltec House, Lyford Cay
P.O. Box N-1717
Nassau, Bahamas
(242) 677-4514
nick@yorklimited.com
February 25th, 2008
Robert A. Kaiser
Chief Executive Officer
CLST Holdings, Inc.
15950 North Dallas Parkway
Tower II, Suite 400
Dallas, Texas 75248
Dear Mr. Kaiser:
          In our letter to you of February 1, 2008, we expressed our opposition to the Board’s consideration of any abandonment of the Plan of Dissolution adopted by the stockholders of CLST Holdings, Inc. (the “Company”) on March 28, 2007. In reviewing the Company’s February 21, 2007 proxy statement distributed to the Company’s stockholders in connection with the special meeting of stockholders held March 28, 2007, we note another possible adverse consequence to the Company’s stockholders from any abandonment of the Plan of Dissolution, namely, adverse tax consequences – the potential reclassification of the entire $2.10 distributed to date into dividend income.
          The tax consequences of the liquidation and dissolution of the Company are described on pages 128-129 of the proxy statement. There it is pointed out that, with respect to any liquidating distributions made by the Company to its stockholders, a stockholder would recognize gain or loss equal to the difference between (i) the sum of the amount of cash and the fair market value of any property distributed to such stockholder, and (ii) such stockholder’s tax basis for his or her shares of common stock. On the other hand, if the distributions to the stockholders are not deemed liquidating distributions, but dividends, then the distribution would be taxable in whole or in substantial part and could not be offset by capital losses.

CUSIP No. 150925204	13D	Page 18 of 18 Pages
Robert A. Kaiser
February 25, 2008

Accordingly, any abandonment of the Plan of Dissolution by the Board of Directors of the Company could have adverse tax consequences to the Company’s stockholders. This is one additional reason why the Board of Directors should adhere to the Plan of Dissolution and confirm to the Company’s stockholders that the Company will do so.
Very truly yours,
/s/ S. Nicholas Walker
S. Nicholas Walker